UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No. 1)

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of

the Securities Exchange Act of 1934

AETERNA ZENTARIS INC.

Canada (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification Number)

315 Sigma Drive, Suite 302D
Summerville, South Carolina, USA
29486
(Address of Principal Executive Offices)

(843) 900-3223
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Share Purchase Rights	NASDAQ Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box:  ☐

Securities Act registration statement or Regulation A file number to which this form relates:      (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Explanatory Note

This Amendment No. 1 to the Registration Statement on Form 8-A amends and restates the information set forth in the Registration Statement on Form 8-A originally filed by Aeterna Zentaris Inc. (“we,” “us,” or “the “Company”) with the Securities and Exchange Commission on April 13, 2017, relating to the Shareholder Rights Plan Agreement, dated as of March 29, 2016 (the “Existing Rights Plan”) between the Company and Computershare Trust Company (Canada), as rights agent (the “Rights Agent”).

Item 1.  Description of Securities To Be Registered.

Background

The Board of Directors determined it appropriate and in the best interests of the shareholders to continue the Existing Rights Plan and approved an amended and restated rights plan between the Company and the Rights Agent on March 26, 2019 (as so amended and restated, the “Rights Plan”). At the 2019 annual and special meeting of shareholders held on May 8, 2019, the shareholders of the Company approved the Rights Plan, which is dated as of May 8, 2019.

The Rights Plan has been amended as follows:

(i) the provisions in which future shareholder approval is required to ratify the continued existence of the Rights Plan has been revised to specify that such events will occur at every third annual meeting of the shareholders subsequent to the annual meeting of shareholders whereby the Rights Plan is initially approved, as well as the addition of certain provisions in respect of the effective date of the plan to give effect to the fact that the Rights Plan is in effect a continuation of the Existing Rights Plan; (ii) the definition of “Acquiring Person” excludes Convertible Security Acquisitions (as defined below); (iii) the definition of “Beneficial Owner”, “Beneficial Ownership” and “Beneficially Own”: (A) exclude securities that may be acquired pursuant to any agreement related to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon shareholder approval prior to such Person acquiring such securities; and (B) include securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other person acting jointly or in concert with such Person, other than Permitted Lock-up Agreements; (iv) “Convertible Security Acquisitions” is defined to mean an acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities, where such Convertible Securities are acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; (v) the definition of “Market Price” is the average of the daily closing price per security on the 20 consecutive trading days (i.e. days on which the TSX or another stock exchange or national securities quotation system on which the Common Shares are traded (including for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market) is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions; (vi) the definition of “Permitted Lock-Up Agreement” is added (as described below); and (vii) certain other amendments of a non-substantive, “housekeeping” nature have been made to provide for greater clarity and consistency.

Objectives

The fundamental objectives of the Rights Plan are to provide adequate time for our Board and shareholders to assess an unsolicited take-over bid for us, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to ensure, to the extent possible, that all shareholders are treated fairly in connection with any take-over bid or other acquisition of control of the Company.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this summary shall have the meaning ascribed to such terms in the Rights Plan. The following description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Plan, which is filed as Exhibit 4.1 to this Form 8-A/A.

For the purposes of this summary and as set out in the Rights Plan, the term “NI 62-104” refers to National Instrument 62-104- Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as now in effect or as the same may from time to time be amended, re-enacted or replaced and including for greater certainty any successor instrument thereto.

Operation of the Rights Plan

Pursuant to the terms of the Rights Plan, one right was issued in respect of each common share outstanding at 5:01 p.m. on March 29, 2016 (the “Record Time”). In addition, we will issue one right for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the “Exercise Price”), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right will entitle the holder thereof, other than an Acquiring Person or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from us, effective at the close of business on the eighth trading day after the Stock Acquisition Date (as defined below), upon payment to us of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the 20 consecutive trading days (i.e. days on which the TSX or another stock exchange or national securities quotation system on which the Common Shares are traded (including for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market) is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the rights), the rights trade together with the Common Shares and are represented by the same share certificates as the Common Shares or an entry in our securities register in respect of any outstanding Common Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth business day after the earliest to occur of:

1.   the first date (the “Stock Acquisition Date”) of a public announcement of facts indicating that a person has become an Acquiring Person; and

2.   the date of the commencement of, or first public announcement of the intention of any person (other than us or any of our subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of our outstanding Common Shares other than a Permitted Bid or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid, as the case may be.

The Separation Time can also be such later time as may from time to time be determined by the Board, provided that if any such take-over bid expires, or is canceled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, it shall be deemed never to have been made and if the Board determines to waive the application of the Rights Plan to a particular Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

From and after the Separation Time and prior to the Expiration Time, each right entitles the holder thereof to purchase one Common Share upon payment of the Exercise Price to us.

Flip-in Event

The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of more than 20% of the outstanding Common Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”.

In the event that, prior to the Expiration Time, a Flip-in Event that has not been waived occurs (see “Waiver and Redemption” below), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as at the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from us, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

A bidder may enter into Permitted Lock-up Agreements with our shareholders (“Locked-up Persons”) who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Permitted Lock-up Agreement may require that such greater number exceed the number of shares under the Locked-up Bid by a specified percentage not to exceed 7%).

A Permitted Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked- up Person of the right to withdraw the Common Shares during the period of the other take-over bid or transaction.

The Rights Plan requires that any Permitted Lock-up Agreement be made available to us and the public. The definition of Permitted Lock-up Agreement also provides that under a Permitted Lock-up Agreement, no “breakup” fees, “topping” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-overbid or support another transaction.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

1.       the take-over bid must be made by means of a take-over bid circular;

2.       the take-over bid must be made to all holders of Common Shares wherever resident, on identical terms and conditions, other than the bidder;

3.       the take-over bid must not permit Common Shares tendered pursuant to the bid to be taken up or paid for:

a)      prior to the close of business on a date that is not less than 105 days following the date of the relevant take-over bid or such shorter minimum period that a take-overbid (that is not exempt from any of the requirements of

Division 5 (Bid Mechanics of NI 62-104)) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104;

b)      then only if at the close of business on the date Common Shares (and/or “Convertible Securities”, as defined in the Rights Plan) are first taken up or paid for under such take-over bid, outstanding Common Shares and Convertible Securities held by shareholders other than any other Acquiring Person, the bidder, the bidder’s affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of our employees or the employees of any of our subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (collectively, “Independent Shareholders”) that represent more than 50% of the aggregate of (I) then outstanding Common Shares and (II) Common Shares issuable upon the exercise of Convertible Securities, have been deposited or tendered pursuant to the take-over bid and not withdrawn;

4.       the take-over bid must allow Common Shares and/or Convertible Securities to be deposited or tendered pursuant to such take-over bid, unless such take-over bid is withdrawn, at any time prior to the close of business on the date Common Shares and/ or Convertible Securities are first taken up or paid for under the take-over bid;

5.       the take-over bid must allow Common Shares and/or Convertible Securities to be withdrawn until taken up and paid for; and

6.       in the event the requirement set forth in clause 3.b) above is satisfied, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

A Permitted Bid need not be a bid for all outstanding Common Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid. The Rights Plan also allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement set out in clause 3 .a) above and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the take-overbid constituting the Competing Permitted Bid; provided, however, that a take-overbid that has qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such take-over bid ceases to meet any or all of the foregoing provisions of the definition of “Competing Permitted Bid” and any acquisition of Common Shares and/or Convertible Securities made pursuant to such take-over bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares and/or Convertible Securities made before such take-over bid ceased to be a Competing Permitted Bid, will not be a “Permitted Bid Acquisition” (as defined in the Rights Plan).

Waiver and Redemption

The Board may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of our Common Shares. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the first mentioned take-over bid.

The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of CAN$0.00001 each, appropriately adjusted as provided in the Rights Plan (the “Redemption Price”).

Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding rights at the Redemption Price without the consent of the holders of the Common Shares or the rights and reissue rights under the Rights Plan to holders of record of Common Shares immediately following such redemption. Upon the rights being so redeemed and reissued, all the provisions of the Rights Plan will continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred and we shall be deemed to have issued replacement rights to the holders of its then outstanding Common Shares.

Amendment to the Rights Plan

The Rights Plan may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the Common Shares or rights. Prior to the Separation Time, we may, with the prior consent of the holders of Common Shares, amend, vary or delete any of the provisions of the Rights Plan in order to effect any changes which the Board, acting in good faith, considers necessary or desirable. We may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of rights.

Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to our best interests and the best interests of our shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to our shareholders as are considered appropriate.

Exemptions for Investment Advisors

Fund managers, investment advisors (for fully-managed accounts), bust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Term

The Rights Plan will expire on the earlier of (i) the Termination Time; and (ii) the Close of Business on the date on which the annual meeting of the Corporation to be held in 2022 and at every third annual meeting of the Corporation thereafter (each such annual meeting being a “Reconfirmation Meeting”) occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).

Item 2.  Exhibits.

4.1             Amended and Restated Shareholder Rights Plan Agreement (amending and restating the Shareholder Rights Plan dated March 29, 2016)dated as of May 8, 2019 between the Registrant and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.2 of the Registrant’s Form 6-K filed with the Securities and Exchange Commission May 9, 2019).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AETERNA ZENTARIS INC.

Date: May 9, 2019	By:	/s/ Leslie Auld
Leslie Auld
Chief Financial Officer